                                                                      EXHIBIT 99



             Marisa Christina Announces Third Quarter 1997 Results;
               Reports Revised Outlook for Fourth Quarter And 1998


     NEW YORK, Nov. 11 /PRNewswire/ -- Marisa Christina, Inc. (Nasdaq: MRSA) today reported results for the third quarter and nine months ended September 30, 1997.

     Net income for the 1997 third quarter was $634,000, or $0.08 per share, compared with $2.1 million, or $0.25 per share, in the year ago quarter. Net sales were $28.4 million versus $33.1 million in the 1996 third quarter.

     For the first nine months of 1997, net income was $1.6 million, or $0.19 per share, compared with $4.7 million, or $0.55 per share, in the same period of 1996. Net sales were $73.5 million versus $82.8 million in the comparable 1996 period.

     The Company noted that while Flapdoodles continued its growth and strong profitability, third quarter results were adversely impacted by weaker sales and customer demand at the Marisa Christina and Adrienne Vittadini divisions. The Company further noted that customer sales, as well as bookings for the Fall, Holiday, Cruise and Spring seasons at both its Marisa Christina and Adrienne Vittadini divisions have been disappointing, which will negatively impact results for the next three quarters. To the extent the Company's customers experience weaker demand at the retail level, the Company may have to provide additional markdown allowances, as well as make provisions for losses on excess purchase commitments for Cruise and Spring 1998 merchandise. The combination of these factors could result in the Company reporting a fourth quarter charge of up to $6 million for inventory and markdown reserves. Management will not be able to quantify the required provisions until completion of discussion with major customers as to their sell through for the retail selling seasons, and the final tally of orders for Spring 98 goods, which cannot be completed until mid first quarter of 1998.

     In addition, the decline in operating results of the Adrienne Vittadini division will require management to evaluate the future prospects of the division to determine if there has been any impairment in the goodwill recorded in the acquisition of the Adrienne Vittadini division in January 1996. This assessment will not be made until after year end.

     Michael Lerner, Chairman and Chief Executive Officer, commented: "In order to meet the challenges we face because of changing consumer habits and a shift in the buying patterns of major department stores to megabrands, we are aggressively instituting a set of initiatives to strengthen our management team as well as to cut costs and streamline operations. These initiatives, some of which are expected to result in non-recurring charges during the fourth quarter of 1997, are summarized as follows:


     -- "We have commenced a search for a President of the Adrienne Vittadini division, as well as for a new Vice President of Sales. It will be the charge of these individuals to realize the potential of this division. We have recently completed our search for a new Vice President of Sales for the Marisa Christina Division. The search fees and related costs will approximate $300,000.


                                     (more)

     -- "In October, we consolidated the administrative and warehousing facilities of Adrienne Vittadini and Marisa Christina as well as conformed their computer and information systems, thus eliminating the need to maintain Adrienne Vittadini's hardware and software. Costs associated with the move, including severance costs, settling union related issues, and other related matters will result in a charge of approximately $1 million, most of which will be incurred and paid in the fourth quarter. Cost savings resulting from these actions could reach approximately $800,000 in 1998.

     -- "We are investigating the possibility of terminating or renogitating the Adrienne Vittadini and Marisa Christina showroom leases with the goal of moving into less expensive and continguous showrooms. If realized, the termination of existing leases and write-off of the related leasehold improvements could result in a fourth quarter charge of approximately $1.5 million. Cost savings under new lease arrangements could be up to $750,000 annually.


     "Based on the current forecasts for the fourth quarter, encompassing the impact of all the factors enumerated, (including markdowns as well non-recurring charges), net sales for full year 1997 are likely to be approximately $90 million with the Company's having a net loss of up to $3.8 million or $0.45 per share, excluding any charge for the impairment of goodwill."

     Mr. Lerner continued: "Each of the initiatives we are taking is both an immediate response to our current operating environment as well as an important investment in the future of this Company. While our challenges are serious, we are in sound financial condition and are fully focused on building value for our shareholders." He further stated: "We look at 1998 as a year of rebuilding and stabilization. Our preliminary projections are in the approximate range of $90 million in net sales and earnings of between $0.25 to $0.30 per share for 1998. We are hopeful that if our initiatives are successful we will be able to surpass these estimates."

     Mr. Lerner also noted that at its most current board meeting, the Board of Directors reaffirmed their authorization of the Company's open market share repurchase program of up to $10 million. This open market program may be commenced or discontinued at any time by the Company.

     Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

     Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon receipt from the Company.

                                     (more)

                 MARISA CHRISTINA, INCORPORATED AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                       FOR THE THREE AND NINE MONTHS ENDED
                           SEPTEMBER 30, 1997 AND 1996
                                   (UNAUDITED)

                    (In thousands, except per share amounts)

                                       Three Months Ended             Nine Months Ended
                                          September 30,                  September 30,
                                      1997            1996           1997           1996

Net sales                           $ 28,375       $ 33,148       $ 73,546       $ 82,808

Cost of goods sold                    19,975         21,524         51,097         53,581

     Gross profit                      8,400         11,624         22,449         29,216

Selling, general and
     administrative expenses           7,726          8,650         21,512         22,552

     Operating earnings                  674          2,974            937          6,664

Other income, net                        485            804          1,982          1,722

Interest expense, net                   (112)          (289)          (277)          (645)

     Earnings before provision
        for income taxes               1,047          3,489          2,642          7,741

Provision for income taxes               413          1,388          1,044          3,015

Net earnings                        $    634       $  2,101       $  1,598       $  4,726

Earnings per share                  $   0.08       $   0.25       $   0.19       $   0.55

Weighted average shares
     outstanding                       8,385          8,422          8,385          8,530




SOURCE    Marisa Christina, Inc.

-0-                                          11/11/97

/CONTACT: Investor Relations - June Filingeri, Press - Stacy Berns, or Jeff Siegel, of Morgen-Walke Associates, 212-850-5600, for Marisa Christina/(MRSA)